UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

WATERSIDE CAPITAL CORPORATION

140 West 31st Street

2nd Floor

New York, NY 10001

File No. 811-8387

Application Pursuant to Section 8(f) of

The Investment Company Act of 1940 for an Order Declaring

That Applicant has Ceased to be an Investment Company

Communications regarding this Application

Should be Addressed to:

Keith A. Rosenbaum, Esq.

SPECTRUM LAW GROUP, LLP

1900 Main Street, Suite 300

Irvine, California 92614

1-949-851-4300, Ext. 212

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

Waterside Capital Corporation (“Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.

II.	BACKGROUND

Applicant is currently a registered closed-end investment company. Applicant was incorporated in the Commonwealth of Virginia on July 13, 1993 and from that date through the date of this Application, Applicant has been a corporation duly qualified and in good standing in that state. Applicant’s fiscal/taxable year ends 30 June.

Applicant was licensed by the Small Business Administration (the “SBA”) as a Small Business Investment Corporation (“SBIC”). Applicant previously made equity investments in, and provided loans to, small businesses to finance their growth, expansion, and development. Under applicable SBA regulations, Applicant was restricted to investing only in qualified small businesses as contemplated by the Small Business Investment Act of 1958. Applicant made its first investment to a small business in October 1996.

Applicant is currently authorized to issue twenty five thousand (25,000) shares of preferred stock, with a par value of $1.00 per share. There are zero (0) shares of preferred stock issued. Applicant is also authorized to issue ten million (10,000,000) shares of common stock, with a par value of $1.00 per share. As of 31 December 2017 one million nine hundred sixteen thousand (1,916,000) shares of common stock of Applicant were outstanding. These shares are quoted over the counter with Pink OTC Markets Inc. under the ticker symbol “WSCC” and are held by 320 shareholders of record, as of 31 December 2017. Applicant does not have any other securities outstanding.

In May 2014, Applicant agreed with the SBA to enter into a Consent Order and Judgment Dismissing Counterclaim, Appointing Receiver, Granting Permanent Injunctive Relief and Granting Money Judgment (the “Order”). The Order appointed the SBA receiver of Applicant for the purpose of marshaling and liquidating in an orderly manner all of Applicant’s assets and entered judgment in favor of the United States of America, on behalf of the SBA, against Applicant in the amount of $11,770,722.31. Such amount represented $11,700,000 in principal and $70,722.31 in accrued interest. The SBA was appointed receiver effective May 28, 2014.

Applicant effectively stopped conducting an active business upon the appointment of the SBA as receiver and the commencement of the court ordered receivership (the “Receivership”). Over the course of the Receivership the activity of Applicant was limited to the liquidation of Applicant’s assets by the receiver and the payment of the proceeds therefrom to the SBA and for the expenses of the Receivership.

The SBIC license granted to Applicant by the SBA was revoked by the SBA effective 20 March 2017, in conjunction with the entry by the court of the Order Approving the Procedures for Winding Up and Terminating the Receivership Estate. On 28 June 2017 the Receivership was terminated with the entry of the Final Order. At that time control of Applicant was unconditionally transferred and returned to its shareholders in care of Roran Capital, LLC (“Roran”).

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Since the entry of the Final Order (28 June 2017) Roran has continued to operate Applicant for the benefit of its shareholders and pursuant to the Final Order. Applicant has no assets of any value, and Applicant no longer has the SBIC license from the SBA. Applicant is clearly no longer operating as an investment company under the Act. A new Board of Directors and new officers have been appointed for Applicant. While it would have been easy for Applicant to merely dissolve, Applicant has instead decided to reconstitute itself as a viable business. Through the authority vested in Roran under the Final Order, Applicant has engaged, and intends to continue to engage, qualified professionals and personnel in order to bring Applicant current in its SEC filings and audits. Prior to the submission of this Application, Roran directed, and paid for, Applicant to file all delinquent SEC filings as a registered investment company. Applicant believes that as of 28 June 2017 it ceased to be an investment company so it did not file as a registered investment company for the period ended 30 June 2017. Instead, Applicant will file a Form 10-K for that period. Applicant intends to file that 10-K as soon as practicable.

Applicant will now seek to either (i) enter into a new business; or, (ii) merge with an active business which would benefit from operating as a public entity. Roran has undertaken a search to identify the best possible candidate(s) in order to provide value to the shareholders of Applicant. Applicant believes that it no longer qualifies as an “investment company” within the meaning of the Act, and has engaged in a strategy to convert from an investment company to an operating company. Applicant will file to register under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), thereby becoming a mandatory filer under the Exchange Act. It will continue to list its common stock on the Pink OTC Markets for the benefit of its shareholders. As a result of these efforts, Applicant is and holds itself out as being engaged primarily in the business of seeking either (i) a new business to enter into; or, (ii) a merger candidate(s) which would benefit from being public. Applicant is not currently a party to any litigation or administrative proceeding and is working diligently to satisfy its obligations to timely file annual and other reports with the Commission.

III.	ACTION REGARDING DEREGISTRATION

A.	Historical Development:

As discussed above, Applicant was incorporated in Virginia in 1993 and is registered under the Act as a closed-end, investment company. It operated as an SBIC under the auspices of a license issued by the SBA. As a registered investment company, Applicant’s investment objective was to provide its shareholders with a high level of income, with capital appreciation as a secondary objective. Once Applicant’s application for deregistration becomes effective, it will no longer be a closed-end, investment company subject to its current investment objectives.

Under applicable SBA regulations, Applicant was restricted to investing only in qualified small businesses as contemplated by the Small Business Investment Act of 1958. Applicant made its first investment to a small business in October 1996.

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On March 30, 2010, the SBA notified Applicant that its account had been transferred to liquidation status and that the outstanding debentures of $16.1 million plus accrued interest were due and payable within fifteen days of the date of the letter. Applicant did not possess adequate liquid assets to make this payment. Applicant negotiated terms of a settlement agreement with the SBA effective September 1, 2010, which allowed Applicant’s management to liquidate the portfolio so long as there are no events of default. The debentures were repurchased by the SBA in September 2010, represented by a Note Agreement between the SBA and Applicant. The Note Agreement had a maturity of 31 March 31 2013. In the event of a default, the SBA had the ability to seek receivership.

On 24 May 2012 the SBA delivered to Applicant a notice of an event of default for failure to meet the principal repayment schedule under the Note Agreement (the “Notice”). Under the terms of the Notice and the Note Agreement the SBA maintained a continuing right to terminate the Note Agreement and appoint a receiver to manage Applicant’s assets.

On 20 November 20 2013 the SBA filed a complaint in the United States District Court for the Eastern District of Virginia seeking, among other things, receivership for Applicant and a judgment in the amount outstanding under the Note Agreement plus continuing interest. The complaint alleged that as of 31 October 2013 there remained an outstanding balance of $11,762,634.58 under the Note Agreement, including interest, which continued to accrue at the rate of $2,021.93 per day. The SBA, in filing the complaint, requested that the court take exclusive jurisdiction of Applicant and all of its assets wherever located and appoint the SBA as permanent receiver of Applicant for the purpose of liquidating all of Applicant’s assets and satisfying the claims of its creditors in the order of priority as determined by the court.

Applicant initially took steps to contest the legal action initiated by the SBA and to oppose the receivership action. On 29 April 2014 the Board of Directors of Applicant, as then constituted (the “Board”), met to reconsider the decision to contest the SBA’s legal action. In light of developments occurring since December of 2013, including projections of its portfolio companies and discussions with the SBA, the Board determined, after consultation with and advice of its counsel, that it was not in the best interests of Applicant and its shareholders to continue to contest the legal action. The SBA was informed of this determination. The Board also decided to consent to the receivership process.

On 28 May 2014, with Applicant’s consent, the court having jurisdiction over the action filed by the SBA (the “Court”) entered the Order. The Order appointed the SBA receiver of Applicant for the purpose of marshaling and liquidating in an orderly manner all of Applicant’s assets and entered judgment in favor of the United States of America, on behalf of the SBA, against Applicant in the amount of $11,770,722.31. Such amount represents $11,700,000 in principal and $70,722.31 in accrued interest. The Court assumed jurisdiction over Applicant and the SBA was appointed receiver effective 28 May 2014.

During the pendency of the Receivership, the receiver, operating under the authority of the Court and the Order, proceeded to liquidate all assets of Applicant. All proceeds were used to pay the expenses of the administration of the Receivership, with all remaining proceeds paid to the SBA to reduce the amount owed to it.

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On 28 June 2017 the Receivership was terminated with the entry of the Final Order. At that time control of Applicant was unconditionally transferred and returned to its shareholders in care of Roran. At that time Applicant had, and continues to have, effectively zero (0) assets, and a liability owed to the SBA in an amount exceeding $10,000,000.

Upon termination of the Receivership Roran took possession of all books and records made available to it by the SBA, and Roran has expended its own funds to maintain the viability of Applicant. With no assets and no SBIC license from the SBA, no income, and liabilities in excess of $10,000,000, it became clear to Roran that continuing to operate as an investment company was impossible.

After the termination of the Receivership a new board of directors was appointed (the “New Board”). The New Board considered a variety of options for Applicant, including bankruptcy. The New Board determined that such action made scant sense as the Receivership had the same basic result as bankruptcy. Another option was to merely liquidate and legally dissolve Applicant, which would result in the complete loss of investment by all shareholders. Roran provided assurances that it would fund reasonable expenses of Applicant so long as progress was being made to reorganize Applicant and seek a new business to undertake or to merge with an existing business. The New Board has continued to work toward achieving that goal.

Applicant has no assets to manage; it has no cash to acquire new investments; and, it has no access to cash to conduct any business operations other than to bring Applicant current in its filings with Commission. Applicant lacks the ability to maintain any type of business or operations typically associated with an investment company.

As of 30 June 2017 Applicant had: (i) zero (0) revenue for the 12-months then ended; (ii) zero (0) assets; (iii) liabilities in excess of $10,000,000; and, (iv) no prospects for future business or revenues as an investment company. Since that time up to the filing of this Application, the financial status of Applicant has not changed.

The current status of Applicant is consistent with Applicant’s pronounced intention of converting from an investment company to an operating company. Although Applicant may historically have operated as an investment company, the result of the Receivership is that Applicant can no longer operate as an investment company, The only chance for the shareholders of Applicant to recognize any value from their investment in Applicant is to allow Applicant to change the nature of its business such that it should no longer be registered as an investment company under the Act.

B.	Public Representations of Policy:

Since the end of the Receivership, Applicant has consistently represented that it is primarily engaged in the business of seeking (i) a new business to enter into; or, (ii) a merger candidate(s) which would benefit from operating as a public entity. Upon deregistration, Applicant will issue a press release to its shareholders indicating that it is an operating company and cease indicating in its financial statements that it is a registered investment company.

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C.	Activities of Directors, Officers, and Employees:

The primary activities of Applicant’s current directors and officers (Applicant currently has no employees), like Applicant’s historical development and public representations, indicate that Applicant has ceased to be an investment company. Upon termination of the license issued by the SBA, Applicant could no longer act and operate as an SBIC. Similarly, upon termination of the Receivership, Applicant effectively had no assets and no operating business. Applicant became managed by new directors and officers. Applicant’s new CEO, with support of Roran, and oversight by Applicant’s new Board, devoted itself to finding either (i) a new business to enter into; or, (ii) a suitable merger candidate(s) which would benefit from being public. The activities of Applicant’s new board and officers indicate that Applicant no longer operates as an investment company, but rather, is engaged in the business of identifying and merging with a suitable business which would benefit from operating as a public company.

D.	Applicant’s Present Assets:

As 31 December 2017, Applicant effectively has zero (0) assets, as Applicant carries on its books minimal prepayments which did not represent any benefit to Applicant, and some office furnishings and furniture which were not delivered to Roran. The nature of Applicant’s assets suggests it should no longer be registered as an investment company under the Act.

E.	Applicant’s Present Income:

During each of Applicant’s fiscal year ended 30 June 2014, 2015, and 2016, respectively, Applicant had no income other than the proceeds generated through the sale of Applicant’s assets through the Receivership. During Applicant’s most recent fiscal year (ending 30 June 2017) the Receivership was terminated prior to the 30 June 2017. Income for that fiscal year was also limited to the proceeds generated through the sale of Applicant’s assets through the Receivership.

Applicant’s income is zero (0). Since the end of the Receivership, Applicant has not conducted any business generating any income, and Applicant has no assets which it can sell. It is expected that Applicant will not generate any income until it is able to merge with another company. Accordingly, the lack of any income, and the inability of Applicant to generate any income without the successful launch of a new business or a merger with another company, suggest that it should no longer be registered as an investment company under the Act.

IV.	FEDERAL TAX CONSEQUENCES

It is anticipated that deregistration may have some unfavorable tax consequences to Applicant, though not to its shareholders. As a registered investment company, Applicant filed its federal income tax returns for its taxable years from inception up to and including 2017 on the basis that it qualified to be taxed as a “regulated investment company” (“RIC”), as that term is defined in the applicable provision of the Internal Revenue Code of 1986, as amended (the “Code”). Qualification as a RIC provided Applicant with certain favorable tax consequences. In particular, Applicant was not taxed at the corporate level on its net income and net realized gains that it distributed to its shareholders. Due to the nature of its business, Applicant intends to no longer continue to qualify for “pass-through” tax treatment. This may result in higher tax liabilities for Applicant in the future. Shareholders should have no unfavorable federal income tax consequences as should Applicant be in a position to make distributions to its shareholders, said distributions should be taxed in a manner substantially similar to distributions received by the shareholders when Applicant operated as a RIC.

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Accordingly, there is no longer a federal income tax reason for Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable federal income tax consequences to Applicant’s shareholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

V.	APPLICABLE STATUTORY PROVISIONS

Since Applicant no longer is, proposes to, or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire Investment Securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis as contemplated by Section 3(a)(1)(C) of the Act, Applicant has ceased to be an investment company within the meaning of Section 3 of the Act. Accordingly, Applicant hereby requests that the Commission issue an order pursuant to Section 8(f) of the Act declaring that Applicant has ceased to be an investment company.

A.	Applicant is Not a Section 3(a)(1)(A) Investment Company:

Applicant is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “‘investment company’ means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities”. The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A):

(i)	the company’s historical development;

(ii)	its public representations of policy;

(iii)	the activity of its directors, officers, and employees;

(iv)	the nature of its present assets; and,

(v)	the sources of its present income.

While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A).1

1  Tonopah Mining Company Co., supra note 2; Certain Prima Facie Inv. Companies, Inv. Co. Act Release No. 10937, [1979-1980] Fed. Sec. L. Rep. (CCH) ¶ 82,465, n.24 (Nov. 13, 1979).

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Each of the five factors as they relate to Applicant is discussed above in Section III of this Application. With respect to factors (i) and (ii), since the end of the Receivership Applicant has clearly and consistently indicated to the public and in all administrative communications its intention to become an operating company and cease being a registered investment company and continues to do so, and will continue to do so in its public financial reports and press releases to be filed. With respect to factor (iii), the New Board and officers of Applicant are devoted to identifying a (i) new business to enter into; or, (ii) merger candidate(s) which would benefit from being public, and effecting the appropriate transaction. The New Board and officers of Applicant conduct no other business on behalf of Applicant other than general corporate compliance. The current officers and the New Board spend no time engaged in investing and reinvesting Applicant’s assets in investment securities or small businesses, or any other functions related to operating as an SBIC. The New Board and officers have shifted its focus from oversight of a company engaged in the business of investing and reinvesting in securities to oversight of a company engaged in the business of finding a new business or merger candidate to own and operate.

With respect to factors (iv) and (v), less than 40% of the value of Applicant’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis are invested in investment securities; and, less than 40% of Applicant’s income is derived from investment securities. As previously noted, Applicant currently has no assets and has no income. Further, Applicant’s management is actively reviewing a number of merger, development, business, and acquisition opportunities, and anticipates a transformative transaction in the future.

Applicant acknowledges that Section 3(a)(1)(A) speaks in terms of “securities” rather than “investment securities”. However, as noted above, Applicant has no assets at all at this time, and has no intent or desire to acquire investment securities or securities envisioned under section 3(a)(1)(A) of the Act. Applicant’s primary business will be the business of whatever active business is merged into Applicant, with Applicant’s business risk the related primarily to the business merged into Applicant.

Since Applicant does not presently hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act. Applicant requests that the Commission note that it has previously granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities. 2

B.	Applicant is Not a Section 3(a)(1)(C) Investment Company:

Applicant is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”. Section 3(a)(2) provides, in pertinent part, that “[a]s used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)”.

2 In the Matter of Madison Fund, Inc., Inv. Co. Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

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Section 3(b)(1) of the Act provides that “[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) Any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities”. Further, Rule 3a-1 under the Act states that “[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; provided, that: (a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: (1) Government securities; (2) Securities issued by employees’ securities companies; (3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and (4) Securities issued by companies: (i) Which are controlled primarily by such issuer; (ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) Which are not investment companies; (b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and (c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries”.

Applicant is, and holds itself out as being engaged primarily, in the business of seeking a (i) new business to enter into; or, (ii) merger candidate with an operating business which would benefit from being a public company. Applicant is not, and is not holding itself out as being engaged primarily, and is not proposing to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in securities. Further, as of 30 June 2017, no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of Applicant’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of Applicant’s net income after taxes (for the last four fiscal quarters combined) was derived from, securities other than securities issued by companies (i) which are wholly owned by Applicant; (ii) through which Applicant engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies. Pursuant to Rule 3a-1(c) under the Act, the percentages described above were determined on a consolidated basis, including Applicant’s wholly owned subsidiaries. Additionally, Applicant is not a special situation investment company and is not engaged, and is not proposing to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding.

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Accordingly, based on the foregoing authority, we urge the Commission to conclude that Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act.

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to Applicant. By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain stockholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that current management believes are prudent and reasonable for an operating company but are prohibited for a RIC. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a RIC. Further, the prohibitions of Section 17 of the Act on transactions with affiliates, together with Section 23(a) of the Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business.

VII.	CONCLUSION

Applicant is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to Applicant, and, as of 30 June 2017, and at all times thereafter, Applicant held zero (0) Investment Securities, clearly well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act, and less than 20% of Applicant’s income (it was actually -0-) was derived from its holdings of Investment Securities. Further, Applicant is primarily engaged in the business of seeking a (i) new business to enter into; or, (ii) merger candidate with an operating business which would benefit from being a public company. Applicant fully intends to continue to manage its assets and income in a manner that causes Applicant to continue to be excluded from the definition of an investment company under the Act. In addition, subject to the entry of the order requested by this Application, Applicant will continue to list its securities on the OTC Pink marketplace and will file with the Commission to be a mandatory filer under the Exchange Act. Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

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AUTHORITY TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the Act, Applicant states that the current board of directors of Applicant, by resolution duly adopted and attached hereto as Exhibit “A”, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit “B”. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is 140 West 31st Street, 2nd Floor, New York, New York, 10001. Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to Keith A. Rosenbaum, SPECTRUM LAW GROUP, LLP, 1900 Main Street, Suite 300, Irvine, California, 92614; 949-851-4300, ext. 212.

It is hereby requested that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

WATERSIDE CAPITAL CORPORATION

By:	/s/ Zindel Zelmanovitch
ZINDEL ZELMANOVITCH,
Chief Executive Officer

Dated: 17 January 2018

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INDEX TO EXHIBITS

Exhibit “A”	Authorization - Board of Directors Resolution as Required by Rule 0-2(c)

Exhibit “B”	Verification, as Required by Rule 0-2(d)

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